Inter Parfums, Inc.

551 Fifth Avenue

New York, NY 10176

May 31, 2012

United States

Securities and Exchange Commission

Washington, D.C. 20549-7010

Att.: Ms. Celia Blye, Chief

Office of Global Security Risk

Re:	Inter Parfums, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 12, 2012
File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated May 18, 2012 of Ms. Celia Blye, Chief, Office of Global Security Risk, addressed to Mr. Jean Madar, the Chief Executive Officer of Inter Parfums, Inc. We have reproduced the comments from such letter, and our responses follow each of such comments.

Background

When we refer to Inter Parfums, Inc. or the “Company,” we refer to the United States parent corporation organized under the laws of the State of Delaware in May 1985, which has its common stock listed on The Nasdaq Global Select Market under the trading symbol “IPAR”.

When we refer to Interparfums SA (formerly Inter Parfums, S.A.), we refer to the Company’s indirect, majority-owned French subsidiary. Approximately 26% of the common shares of Interparfums SA are traded on the Euronext Exchange.

The Company operates in the fragrance business and manufactures, markets and distributes a wide array of fragrances and fragrance related products, and its business is managed in two segments, European based operations through Interparfums SA and its subsidiaries (“European Operations”), and United States based operations through wholly-owned United States subsidiaries (collectively “United States Operations”). Prestige fragrance products are produced and marketed by European Operations through Interparfums SA primarily under license agreements with brand owners, such as Burberry, Jimmy Choo, Van Cleef & Arpels, Montblanc, Paul Smith, Boucheron, S.T. Dupont, Balmain and Repetto, whose products are distributed in over 120 countries around the world, or brands owned by Interparfums SA such as Lanvin and Nickel. Prestige fragrance products are distributed by European Operations in over 120 countries around the world and represented approximately 90% of net sales for 2011.

United States Operations market specialty retail and mass-market fragrance and fragrance related products, which represented 10% of net sales for 2011. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of brands which include the Gap, Banana Republic, Anna Sui, Brooks Brothers, bebe, Betsey Johnson, Nine West, Lane Bryant and Jordache.

Comment from letter dated May 18, 2012 of Ms. Celia Blye,

Chief, Office of Global Security Risk:

General

1. You represented to us in your letter dated October 10, 2008 that you intended to cease the sale of all products to your distributor in Iran by December 31, 2008 and not to sell products to any other potential Iranian customers for as long as Iran is identified by the State Department as a state sponsor of terrorism. We are aware of publicly available information that your Lanvin fragrances were available in the Iranian retail market in at least 2009 and 2010. In addition, we note that in Exhibit 10.148 to your Form l0-Q for the quarterly period ended June 30, 2011, filed August 9, 2011, pursuant to a license agreement executed in 2011, Anna Sui Corp. granted you the right to use certain licensed marks for Iran and Syria transferred or licensed from Procter & Gamble.

Iran and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure pertaining to business with Iran and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, if any, whether through subsidiaries, distributors, or other direct or indirect arrangements, since your referenced letter. Your response should describe any products or materials you have provided directly or indirectly into Iran and Syria, and any agreements, arrangements, or other contacts you have had, directly or indirectly, with the governments of those countries and entities those governments own or control.

Company response:

United States Operations does not sell any products or provide any services to Iran, directly or indirectly through one or more intermediaries. Further, neither United States Operations nor European Operations export any United States products to Iran, directly or indirectly through one or more intermediaries. Further still, neither United States Operations nor European Operations have any arrangement, agreement, understanding or contact with the Iranian government, or to the best of our knowledge, any entities controlled by the Iranian government. Accordingly, the Company believes it is acting in good faith and not violating any United States regulations imposing economic sanctions or export controls relating to Iran.

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We confirm to you that Interparfums SA ceased selling and distributing prestige fragrances to its former distributor in Iran, Farkish Co. (“Farkish”) by December 31, 2008. Farkish was at no time an affiliate of the Company. Since such time, Interparfums SA has not sold any products into Iran, or sold products to a third party outside of Iran with the intent of redistributing or re-exporting them into Iran.

It should be noted that Interparfums SA has distribution agreements and relationships with several distributors in other Middle Eastern countries, none of which have any right to export any products of Interparfums SA into Iran. That being said, gray market goods, i.e., officially authorized or licensed products exported or diverted by third party distributors, wholesalers or jobbers into non-authorized jurisdictions is and has been quite common in the fragrance and cosmetic industry. Interparfums SA has no actual knowledge of such third parties selling products into Iran, but surmises it is a gray goods issue. Once Interparfums SA sells to either (i) authorized distributors, which in turn sell only to authorized retailers, or (ii) authorized retailers directly, Interparfums SA has little or no control over subsequent sales or transfers of such products, which are already in the stream of commerce to an estimated 25,000 points of sale for prestige fragrances.

In addition, the staff comment above relates to Lanvin fragrances found publicly available in Iran in 2009 and 2010. As Interparfums SA ceased selling Farkish by December 31, 2008, then it is quite possible that Farkish did not complete the resale of its inventory at such times. However, as Interparfums SA has no further dealings with Farkish, Interparfums SA has no information to confirm this supposition.

With respect to Syria, we advise you that neither United States Operations nor European Operations have any arrangement, agreement, understanding or contact with the Syrian government, or to the best of our knowledge, any entities controlled by the Syrian government.

During the years ended December 31, 2010 and 2011, Interparfums SA did make insignificant amounts of sales of prestige fragrances into Syria, $143,716 and $9,604, respectively. In addition, for the 4 month period ended April 30, 2012, sales by Interparfums SA into Syria were $14,236. Sales were made to a distributor, a subsidiary of the Chalhoub Group, a well-known distributor of luxury goods in the Middle East. No sales were made by Interparfums SA into Syria in 2009. The Company reported consolidated net sales of $460.4 million and $615.2 million for the years ended December 31, 2010 and 2011, respectively. As the amount of sales into Syria were so insignificant when compared to the Company’s net sales, approximately 0.03% in 2010 and less than 0.0016% in 2011, no disclosure relating to such sales was made in the Company’s 2010 or 2011 Annual Report on Form 10-K. However, Interparfums SA intends to cease selling products into Syria by May 31, 2012, and will no longer sell products into Syria for as long as Syria is identified by the State Department as state sponsors of terrorism or until applicable United States regulations permit such sales.

Anna Sui

Neither our United States Operations nor our European Operations has sold any Anna Sui products into Iran or Syria, directly or indirectly through any third parties, whether affiliated or not. Further, our United States Operations and our European Operations will not sell any Anna Sui products into Iran or Syria, directly or indirectly through any third parties, for as long as Iran and Syria are identified by the State Department as state sponsors of terrorism or until applicable United States regulations permit such sales.

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In connection with the license agreement for Anna Sui brand fragrances entered into in 2011 and effective January 2012, the Company acquired the exclusive world-wide rights to exploit the Anna Sui brand for fragrances. Although the Company acquired the license to use all Anna Sui trademarks for fragrances in Iran and Syria, the Company acquired them as part of the license for all Anna Sui trademarks for fragrances throughout the entire world. The Company has no intention of selling any Anna Sui products into Iran or Syria, directly or indirectly through any third parties, for as long as Iran and Syria are identified by the State Department as state sponsors of terrorism or until applicable United States regulations permit such sales. The Company’s exclusive license for all Anna Sui trademarks in the fragrance category, including those in Iran and Syria, prevents any pretext of any third party fragrance licensee competing with the Company, but it does not require sales of Anna Sui fragrances into Iran or Syria by the Company.

As requested, we acknowledge the following:

● The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

● The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg

Russell Greenberg,
Executive Vice President
and Chief financial Officer

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